Issuer Free Writing Prospectus dated April 10, 2019

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated April 3, 2019 and

Registration Statement No. 333-229233

This free writing prospectus should be read together with the preliminary prospectus, subject to completion, dated April 3, 2019 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-229233) of Brainsway Ltd. (the “Company”, “we”, “us” or “our”), relating to the Company’s U.S. initial public offering of American Depositary Shares (“ADSs”), each representing 2 of the Company’s ordinary shares.

This free writing prospectus updates and supplements the information in the Preliminary Prospectus. The information in this free writing prospectus primarily relates to the Company’s preliminary results for the first quarter of 2019.

Preliminary Results for First Quarter of 2019

Our financial results for the three months ended March 31, 2019 are not yet finalized. The following information reflects our preliminary results for this period:

Revenues.    Revenues for the three months ended March 31, 2019 are expected to be in the range of $4.9 million to $5.2 million, compared to $3.6 million for the first quarter of 2018.

Net losses.    Net losses for the three months ended March 31, 2019 are expected to be in the range of $1.6 million to $2.1 million, compared to $1.0 million for the first quarter of 2018.

Cautionary Statement Regarding Preliminary Results

The preliminary results for the three months ended March 31, 2019 are unaudited and subject to completion, reflect management’s current views and may change as a result of our review of our results and other factors, including economic and competitive risks and uncertainties. Such preliminary results are subject to the finalization and closing of our accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS. We caution you that these preliminary results are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. You should read this information together with the sections of the Preliminary Prospectus entitled “Selected Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” and our audited financial statements included elsewhere in the Preliminary Prospectus.

These preliminary results have been prepared by and are the sole responsibility of our management. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), our independent auditors, have not audited, reviewed, compiled or performed any procedures with respect to the foregoing preliminary financial information. Accordingly, KFGK does not express an opinion or any other form of assurance with respect thereto.

On April 8, 2019, we received approval to list the ADSs on the Nasdaq Global Market under the symbol “BWAY”.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Avenue, 6th floor, New York, New York 10022; Email: prospectus@cantor.com; or Raymond James & Associates, Inc., Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716; Phone: 800-248-8863; Email: prospectus@raymondjames.com; or from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004; Phone: 212-667-8055; Email: equityprospectus@opco.com.